

August 27, 2012

Via E-mail
J. Michael Wilder
Vice President, General Counsel and Secretary
MPLX LP
200 E. Hardin Street
Findlay, Ohio 45840

Re: **MPLX LP**
        Amendment No. 1 to Registration Statement on Form S-1
        Filed August 10, 2012
        File No. 333-182500

Dear Mr. Wilder:

We have reviewed your amended registration statement and letter dated August 10, 2012, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

General

1.   We note from your response to prior comment three from our letter to you dated July 31, 2012, that you have not provided, nor have you authorized anyone to provide on your behalf, written materials to potential investors in reliance on Section 5(d) of the Securities Act. We further note that the participating underwriters have not published or distributed research reports in reliance on Section 2(a)(3) of the Securities Act. Please confirm that

you will undertake to supplementally provide us with any such materials to the extent such materials are utilized.

Cash Distribution Policy and Restrictions on Distributions, page 53

Limitations on Cash Distributions, page 53

2. We note your statement that the partnership agreement may be amended without any unitholder approval under certain circumstances. Please revise your disclosure to discuss such circumstances or provide a cross reference to the precise location in your prospectus where this discussion may be found.

3. We note that your partnership agreement defines the minimum quarterly distribution rate and it appears that the provisions in the agreement related to the minimum quarterly distribution rate, including its definition, may not be amended without the approval of holders of common units. Consequently, please revise to provide further context for your statement that you have no legal obligation to pay distributions at the minimum quarterly distribution rate or at any other rate except as provided in your partnership agreement.

4. In this regard, please also revise your disclosure to discuss further your general partner's ability (unilaterally or otherwise) to modify or revoke your cash distribution policy and the effect such ability may have on the minimum quarterly distribution rate or on the required distribution of all available cash. If the amendment requirement set forth at Section 13.3(c) would not provide holders of common units representing limited partner interests with a right to vote on such a change, please disclose this explicitly. We note your statement at page 56 that your cash distribution policy may not be modified without amending the partnership agreement, but you state at page 53 that your cash distribution policy may be changed at any time. We also note the following statement at page 76 (emphasis supplied): "Even if our cash distribution policy is not *modified* or *revoked*, the amount of distributions paid under our policy and the decision to make any distribution is determined by our general partner, *taking into consideration the terms* of our partnership agreement."

Certain Relationships and Related Party Transactions, page 160

5. We note from your response to prior comment 18 from our letter to you dated July 31, 2012, that your debt arrangements with MPCIF will be terminated at the closing of your offering. We also note that you received interest and other financial income in 2011 from your investment in preferred stock of PFD. Please note that Instruction 1 to Item 404 of Regulation S-K requires disclosure of transactions "for the periods specified in the Item and, in addition, for the two fiscal years preceding the registrant's last fiscal year." Please revise your disclosure to provide the required information in this section.

<u>Appendix A—Form of First Amended and Restated Agreement of Limited Partnership of MPLX LP</u>

6.   We note that Section 16.9 of your partnership agreement contains a choice of forum provision. Please revise your disclosure under "Our Partnership Agreement" to discuss this provision. In addition, in light of several pending lawsuits challenging the validity of choice of forum provisions in companies' organizational documents, please disclose that although you have included a choice of forum clause in your partnership agreement, it is possible that a court could rule that such provision is inapplicable or unenforceable.

<u>Index to financial statements, page F-1</u>

7.   Please provide financial statements complying with Rule 3-12 of Regulation S-X and corresponding disclosures throughout your registration statement. This comment also applies to pro forma financial information located throughout your filing, as applicable.

<u>Notes to Unaudited Pro Forma Combined Financial Data, page F-7</u>

8.   With regard to footnote (j), please expand your disclosure to state the rate used to calculate the pro forma tax adjustments.

<u>MPLX LP Predecessor Financial Statements</u>

<u>Notes to Combined Financial Statements</u>

<u>Note 15. Commitments and Contingencies, page F-31</u>

9.   We note the enhanced disclosure you added to this footnote disclosure in response to comment 30 in our letter dated July 31, 2012 addresses your inability to estimate a range of possible loss for matters where you have not recorded an accrued liability. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please either disclose an estimate of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to FASB ASC 450-20-50.

<u>Closing Comments</u>

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer O'Brien at (202) 551-3721 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements. Please contact Sirimal R. Mukerjee at (202) 551-3340, or in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/ Brad Skinner for

H. Roger Schwall
Assistant Director

cc: Via E-mail
Brett Braden
Latham & Watkins LLP